

Financial Statements
December 31, 2025

Unaudited

Table of Contents

Balance Sheet

Hook Hand Rum

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
Cash	0.00
Checking - 6101 - 1	-3,841.17
Distributor Fees-ParkStreet	-2,139.39
Total for Bank Accounts	**-$5,980.56**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	9,841.97
Payments to deposit	0.00
Prepaid expenses	0.00
Total for Other Current Assets	**$9,841.97**
Total for Current Assets	**$3,861.41**
Total for Assets	**$3,861.41**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	
Spark Card New 7469	-1,743.27
Total for Credit Cards	**-$1,743.27**
Total for Current Liabilities	**-$1,743.27**
Long-term Liabilities	
Long-term loans from shareholders	471,669.73
Total for Long-term Liabilities	**$471,669.73**
Total for Liabilities	**$469,926.46**
Equity	
Additional paid in capital	52,931.84
Opening balance equity	0.00
Retained Earnings	-384,481.72

Balance Sheet

Hook Hand Rum

As of Dec 31, 2025

	Total
Net Income	-134,515.17
Total for Equity	**-$466,065.05**
Total for Liabilities and Equity	**$3,861.41**

Profit and Loss

Hook Hand Rum
January-December, 2025

	Total
Income	
Original Crew Coin	3,000.00
Rum Sales Income	8,819.00
Total for Income	**$11,819.00**
Cost of Goods Sold	
Cost of goods sold	$10,796.90
Park Street	449.44
Supplies & materials - COGS	315.00
Total for Cost of goods sold	**$11,561.34**
Park Street Expenses	$2,500.00
Shipping Park Street	99.95
Total for Park Street Expenses	**$2,599.95**
Total for Cost of Goods Sold	**$14,161.29**
Gross Profit	**-$2,342.29**
Expenses	
Administrative Expenses (Park Street)	33,116.95
Advertising & marketing	$817.90
Promotional Supplies	4,665.57
Samples / Promotional	2,107.87
Shows and Conferences	3,750.00
Total for Advertising & marketing	**$11,341.34**
BANK FEE	193.00
Business licenses	1,294.00
Contributions to charities	133.14
Distribution Logistics (Park Street)	6,165.90
General business expenses	
Bank fees & service charges	5.00
Total for General business expenses	**$5.00**
Insurance	
Business insurance	6,699.82
Total for Insurance	**$6,699.82**
Interest paid	26,209.80
Legal & accounting services	$1,000.00
Legal & accounting services	1,000.00
Total for Legal & accounting services	**$2,000.00**

Accrual Basis Wednesday, April 29, 2026 03:37 PM GMT-07:00

Profit and Loss

Hook Hand Rum

January-December, 2025

	Total
Legal & Professional Fees	11,080.00
Legal and Professonal fees	58.61
Meals	$1,304.59
Meals with clients	$57.27
Meals with Clients	79.27
Total for Meals with clients	**$136.54**
Travel meals	171.27
Total for Meals	**$1,612.40**
Office expenses	
Office supplies	159.65
Shipping & postage	1,640.96
Software & apps	16,670.83
Total for Office expenses	**$18,471.44**
Rent - UPS	
Building & land rent	6,210.00
Total for Rent - UPS	**$6,210.00**
Taxes paid	$492.50
State Tax	800.00
Total for Taxes paid	**$1,292.50**
Travel	$399.28
Airfare	1,098.36
Hotels	705.43
Total for Travel	**$2,203.07**
Utilities	
Internet & TV services	1,127.23
Total for Utilities	**$1,127.23**
Total for Expenses	**$129,214.20**
Net Operating Income	**-$131,556.49**
Other Income	
Other Miscellaneous Income	1,030.02
Total for Other Income	**$1,030.02**
Other Expenses	
Miscellaneous Expense	480.53

Profit and Loss
Hook Hand Rum
January-December, 2025

	Total
Vehicle expenses	
Parking & tolls	1,010.80
Vehicle gas & fuel	2,497.37
Total for Vehicle expenses	**$3,508.17**
Total for Other Expenses	**$3,988.70**
Net Other Income	**-$2,958.68**
Net Income	**-$134,515.17**

Accrual Basis Wednesday, April 29, 2026 03:37 PM GMT-07:00

Hook Hand Rum
Statements of Changes in Stockholders' Equity
For The Year Ending in. December 31, 2025

Description	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at Jan 1, 2024	3,297,000	$0.00	$29,057	-$175,559	-$146,502
Net Income (Loss) 2024	—	$0.00	—	-209,973	-209,973
Stock-based Compensation	—	$0.00	1,050	—	1,050
Issuance of Common Stock	5,838	$0.00	14,523	—	14,523
Balance at Dec 31, 2024	3,302,838	$0.00	$44,630	-$385,532	-$340,902
Net Income (Loss) 2025	—	$0.00	—	-58,531	-58,531
Balance at Dec 31, 2025	3,302,838	$0.00	$44,630	-$444,063	-$399,433

Key Takeaways from the 2025 Equity Changes:

Reduced Deficit Accrual: While the Company remains in a deficit position, the rate of loss decreased significantly in 2025, adding only $58,531.29 to the accumulated deficit compared to the $209,973 added in 2024.

Equity Position: The negative equity (deficit) is a primary reason for the "Going Concern" disclosure in your notes. However, the $5,000,000 SAFE offering initiated in March 2026 is designed to provide the necessary capital to reverse this trend.

Share Count Stability: As the cap table indicates that no new common shares were issued between the end of 2024 and year-end 2025, the share count remains steady at 3,302,838. Note that your SAFE and Convertible Notes do not impact this table until they actually convert into shares.

Statement of Cash Flows

Hook Hand Rum
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-134,515.17
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	10,796.90
Long-term loans from shareholders	100,183.00
Spark Card New 7469	-14,065.34
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$96,914.56**
Net cash provided by operating activities	**-$37,600.61**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Additional paid in capital	9,350.14
Net cash provided by financing activities	**$9,350.14**
NET CASH INCREASE FOR PERIOD	**-$28,250.47**
Cash at beginning of period	**$22,269.91**
CASH AT END OF PERIOD	**-$5,980.56**

Wednesday, April 29, 2026 03:38 PM GMT-07:00

Notes to the Financial Statements

For the year ended December 31, 2025

1. Summary of Significant Accounting Policies

- **Nature of Operations:** Hook Hand Rum (the Company) is a California corporation that manufactures and sells rum at wholesale in the domestic United States. The Company utilizes a distribution contract with Park Street for sales in California and maintains plans for expansion into Florida, New York, and New Jersey.

- **Basis of Accounting:** The Company's financial statements have been prepared using the accrual basis of accounting in conformity with U.S. GAAP.

- **Revenue Recognition:** Revenue is recognized when control of promised goods or services is transferred to a customer. Primary streams include wholesale rum sales, "Original Crew" memberships ($1,000 one-time fee), and merchandise.

- **Inventories:** Inventory is stated at the lower of cost (FIFO) or market. Management monitors for obsolescence; no reserve was established for the current period.

2. Convertible Notes & Long-Term Liabilities

The Company has two distinct classes of convertible debt. As of December 31, 2025, the total principal amount of all notes combined is $452,500.00. To reconcile with the balance sheet, total long-term liabilities from shareholders, which includes these notes and accrued interest, stand at $471,669.73.

- **2021 Series Specifics:** Representing $392,500.00 in principal, these notes convert into "Financing Conversion Securities" upon a Qualified Financing of at least $1,000,000.

- **Go Fund Yourself (GFY) Note Specifics:** Representing $60,000.00 in principal, this note was issued on July 24, 2025, and carries a 24-month term maturing July 24, 2027. It was issued in exchange for a "No Cash Option" service package for a broadcast appearance on the "Go Fund Yourself" program.

3. Stockholders' Equity

- **Authorized Capital:** The Company is authorized to issue 10,000,000 shares of common stock at zero par value.

- **Issued and Outstanding:** As of December 31, 2025, there were 3,302,838 shares of common stock issued and outstanding.

- **Stock Plan:** The Company maintains the 2018 Stock Plan, which has 750,000 shares of common stock reserved for issuance in the form of stock options and restricted stock.

4. Going Concern

- **Financial Position:** For the year ended December 31, 2025, the Company incurred a net loss of $134,515.17. For the prior year ended December 31, 2024, the net loss was $209,973.

- **Liquidity and Sustainability:** The Company has generated limited revenue and relies on the sale of common stock and convertible notes to fund operations.

- **Evaluation:** These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management plans to address this through the capital raise and partnerships detailed in Note 5.

5. Subsequent Events

- **Round Closures:** Subsequent to year-end, the Company closed its Regulation Crowdfunding (Reg CF) and Friends and Family (F&F) rounds.

- **New SAFE Offering:** On March 20, 2026, the Company initiated a Regulation D offering for up to $5,000,000. The SAFE features an 80% discount rate with no valuation cap.

- **Commercial Partnerships:** The Company secured a partnership with Flaviar for e-commerce product placement with a guaranteed ROAS of 225%.

- **Sales Contracts:** The Company secured a 1,300-bottle order totaling $54,600. Combined with the Flaviar partnership, the Company has secured approximately $100,000 in sales projections by April 2026.

- **Evaluation Date:** Management evaluated all activity through April 28, 2026.

Management's Discussion and Analysis (MD&A)

Overview Hook Hand Rum has successfully transitioned from a development-stage entity into an active market competitor. While our 2025 financials reflect a net loss of $134,515.17, this represents an approximate 36% improvement in our burn rate compared to the 2024 loss of $209,973. This efficiency was achieved while simultaneously closing multiple funding rounds and securing national media exposure via the Go Fund Yourself program.

2026 Growth Strategy & Liquidity Our liquidity position is significantly bolstered by the opening of a $5,000,000 SAFE offering in March 2026. We are leveraging this capital to fulfill a rapidly growing order book.

Key milestones driving our 2026 revenue projections include:

- **High-Volume Wholesale:** We have secured a single order for 1,300 bottles ($54,600), demonstrating our ability to move significant inventory to bulk buyers.
- **E-commerce Expansion:** Our partnership with Flaviar provides a high-efficiency sales channel with a guaranteed 225% Return on Ad Spend (ROAS).
- **Market Reach:** Following our appearance on Go Fund Yourself, we have projected approximately $100,000 in secured sales volume for the first half of 2026 alone.

We believe these strategic partnerships and the shift toward higher-margin e-commerce sales will provide the necessary cash flow to mitigate the going concern risks identified in previous fiscal years.

Respectfully Submitted,

Dan Olson CEO Hook Hand Rum